Filed by NitroMed, Inc. pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Archemix, Corp.
Commission File No. 001-33786
The following is a transcript of a conference call hosted by NitroMed, Inc. and Archemix Corp. on November 18, 2008 at 5:30 p.m. Eastern time.
Final Transcript
Nov. 18. 2008 / 5:30PM ET, NTMD — Nitromed — Archemix Merger Announcement Webcast

FINAL TRANSCRIPT

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Conference Call Transcript

NTMD - Nitromed - Archemix Merger Announcement Webcast

Event Date/Time: Nov. 18. 2008 / 5:30PM ET

CORPORATE PARTICIPANTS

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Final Transcript
Nov. 18. 2008 / 5:30PM ET, NTMD — Nitromed — Archemix Merger Announcement Webcast
Jane Kramer
Nitromed, Inc. — Corp. Affairs Counselor
Kenneth Bate
Nitromed, Inc. — CEO, President
Errol De Souza
Archemix — CEO, President
PRESENTATION

Operator
Good day, ladies and gentlemen. My name is Kamisha, and I will be the moderator for the NitroMed and Archemix conference call today. (OPERATOR INSTRUCTIONS). At this time, all participants are in listen-only mode. Following the formal presentation by NitroMed and Archemix, we will open the lines to facilitate a question-and-answer session. Please note that this conference is being recorded for replay purposes. Dial-in instructions for this call and for the replay are posted on the Company’s website, www.NitroMed.com.
At this time, I would like to turn the call over to NitroMed and Archemix.

Jane Kramer - Nitromed, Inc. — Corp. Affairs Counselor
Thank you Kamisha. Good evening, everyone. I am Jane Kramer, Corporate Affairs Counselor. After the market closed today, NitroMed and Archemix issued a joint press release announcing that the companies entered into a merger agreement. On today’s call we will recap that information and address your questions. I am joined today by Mr. Kenneth Bate, NitroMed President and Chief Executive Officer, and Dr. Errol De Souza, Archemix, President and Chief Executive Officer. Members of our management team are present as well, and will be available for Q&A portion of this call.
Before we begin, let me remind you that today’s presentation includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements concerning the expected timetable for completing the merger, the combined companies net cash at closing, the potential value created by the proposed merger for NitroMed’s and Archemix’s stockholders, the efficacy, safety, and intended utilization of Archemix’s product candidates, plans, expectations regarding regulatory filings, future research, and clinical trials, and plans regarding current and future collaborative activities.
There are a number of important factors, that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including the risk that NitroMed is unable to complete the sale of it’s BiDil drug business, which is a condition to the closing of the merger, the risk that NitroMed and Archemix are not able to obtain the required stockholder approval, or otherwise complete the merger, the risk that Archemix’s product candidates and compounds that appear promising in early research and clinical trials do not demonstrate safety and/or efficacy in later stage clinical trials, risks associated with Archemix’s reliance on collaborative partners, the potential inability of the combined company to obtain, maintain, and enforce patent and other intellectual property protection for it’s products, discoveries, and drug candidates, and other risks and uncertainties more fully described in NitroMed’s Annual Report on Form 10-K for the year ended December 31st, 2007, it’s quarterly report on Form 10-Q for the quarter ended September 30th, 2008, each as filed with the SEC, and other filings that NitroMed makes with the SEC.
Investors and stockholders are urged to read the risk factors set forth in the registration statement on Form S-4, and the proxy statement prospectus carefully when they become available. The forward-looking information we provide during this call represents projections as of today, and subsequent events may cause these estimates to change. NitroMed may elect to update it’s projections at some point in the future, but specifically disclaims any obligation to do so.
At this time I am going to turn the call over to Ken Bate, who will make some comments.

Kenneth Bate - Nitromed, Inc. — CEO, President

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Final Transcript
Nov. 18. 2008 / 5:30PM ET, NTMD — Nitromed — Archemix Merger Announcement Webcast
Thank you, Jane. Good evening, everyone. I am very pleased to announce that today NitroMed and Archemix entered into a definitive merger agreement. Before turning the call over to Errol De Souza to talk about Archemix I want to step back and put this transaction in perspective. As most of you know, we made a decision at the beginning of 2008 to stop the active promotion and selling activities related to BiDil.
We took that action based on our experience with the drug, and our belief that we did not have the necessary financial resources to invest in the product, and grow it to profitability. Consequently, in January of this year we announced that we were ceasing most activities, downsizing the organization, and evaluating our strategic options for maximizing value for shareholders. Two weeks ago NitroMed announced a transaction with JHP Pharmaceuticals, under which we will divest the BiDil business for approximately $26 million in cash.
The Company is preparing the proxy materials related to that transaction, and we expect to have a shareholders’ meeting in January 2009, at which we will ask shareholders to approve that transaction with JHP. At the time we stated that the asset sale was the first step in the effort to realize value for shareholders. As stated in our press release, the Boards of Archemix and NitroMed approved the merger of the two companies.
This is the culmination of a highly strategic and careful process that NitroMed began earlier this year. We investigated numerous strategic alternatives, including the sale of the Company, the sale of the assets of the Company, merger with either a public or a private company, and Iiquidation. As part of that process, we looked at and evaluated a broad range of companies with whom we might merge, and concluded that a reverse merger transaction with Archemix provides the greatest opportunity to yield shareholder value.
There were numerous reasons for selecting Archemix. We believe the company has an exciting novel platform, with great potential to create therapeutic products. The company has numerous collaborations that validate the technology, and some of those partners now have products in clinical development.
Archemix has identified the hematologic space to be it’s focus for it’s proprietary product candidates, and we believe that Archemix, the combined company, is well-positioned to continue to evolve it’s business development partnering strategy, to include deals that generate cash and capture greater value for the company. It is estimated that pro forma cash and cash equivalents of the combined company at closing could be approximately 50 to $60 million. This assumes consummation of the previously announced sale of the BiDil assets.
I would now like to review the basic terms of the transaction. Ownership of the company at the time of the merger is expected to be approximately 70%/30% between Archemix and NitroMed shareholders respectively. There are provisions in the agreement that could cause these percentages to be adjusted at the time of the closing.
The name of the company will be changed to Archemix Corp., and as with the previously announced BiDil sale, this transaction will require approval by a majority of the shareholders of NitroMed, as well as approval by a majority of the Archemix shareholders. The company will be filing an S-4 registration statement in the weeks ahead, and following a review by the FCC, we will mail the proxy and call a special shareholders meeting to vote on this transaction. Recognizing the variability and the timing of SEC reviews, we estimate that the transaction will be voted on and completed by the middle of the second quarter of 2009.
At this time, I am pleased to introduce Dr. Errol De Souza, the President and CEO of Archemix, who will describe Aptamers and their utility in drug development and discovery in the clinical setting.

Errol De Souza - Archemix — CEO, President
Thank you, Ken. Good evening, ladies and gentlemen.
Let me first say that representing the 90 or so Archemix employees, I am truly delighted to describe to you the important work, and we believe that the merger will help realize it’s remarkable potential of Aptamer therapeutics in advancing medicine. As shown in slide 7, Archemix represents a differentiated company with a growing clinical pipeline in our core focus area, of treatment of rare hematological disorders, in which our lead compound is scheduled to enter Phase 2b clinical trials, for treatment of a rare blood disorder.
A second compound is undergoing IND enabling studies for the treatment of Sickle Cell Disease, and we have preclinical discovery programs for the treatment of Hemophilia. In parallel, our partners have five compounds in clinical development. Two in Phase II and three in phase I. These compounds are all based on a very broad Aptamer platform technology, that rapidly fuels the pipeline, and in contrast to some of the other broad platform technologies, such as monoclonal antibodies, or SRNA that you may be familiar with, we have broad exclusivity on the intellectual properties based around Aptamer therapeutics.

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Final Transcript
Nov. 18. 2008 / 5:30PM ET, NTMD — Nitromed — Archemix Merger Announcement Webcast
The potential for Aptamers as the next generation of therapeutics is being recognized by big pharma and biotech companies, companies such as Pfizer, Merck Serono, Takeda, Eli Lilly, and the list goes on, in the form of multiple collaborations over the past 24 months, which have potential value in excess of $1.4 billion, and short-term cash flow of approximately $59 million. Finally, the company has a strong management and Board, and a group of blue chip investors that have contributed immensely to the success of Archemix.
Next slide, please. On slide 8, it describes for you Aptamers, which are oglionucleotides that bind to protein with high affinity and specificity, and they combine many of the advantages of other oglionucleotide therapeutics, as well as biologics such as monoclonal antibodies. We truly have the best of both worlds. Think of this as chemical antibodies. We act functionally like antibodies, but have all the benefits of chemistry.
In contrast to monoclonal antibodies, Aptamers have low immunogenicity, are chemically synthesized rather than biologically expressed, and this offers significant advantages in time, capital investment, and ultimately the cost of goods. In early clinical trials, as therapeutic agents, aptamers have demonstrated excellent safety profiles, clinical efficacy, and highly tunable pharmacokinetic properties. Our interim programs for the treatment of rare hematological disorders, as well as our revenue generating partnered compounds progressing through clinical development, are all based on the proprietary Aptamer technology.
Next slide, please. This slide talks about our balanced business strategy, that allows us to focus resources on our proprietary pipeline, while at the same time allowing partners to develop other indications. Our internal focus, that is the bull’s-eye on this slide, is on products for the treatment of rare hematological diseases. This is an area which leverages the benefits of Aptamers, has early clinical proof of concept, and utilizes our research and development expertise.
If you move to the next outer circle, we talk about oncology, which represents an area of high unmet medical needs in which Aptamers may have significant potential. We have chosen to work with a strategic partner, Merck Serono, in this area. Finally, in all of the other therapeutic areas, we outlicense our intellectual properties to major pharmaceutical and biotech partners. This, for us, is a major source of non-dilutive revenue for Archemix.
The next slide provides a snapshot of our growing clinical pipeline. Overall, there are six Aptamers in clinical development. As I mentioned previously, our internal focus is in rare hematological disorders, such as thrombotic microangiopathies, or TMA, as I will refer to it, which is a group of rare blood disorders, with a high rate of morbidity and mortality, one out of every five patients dies of the disorder, and there are currently no approved drug therapies for treatment of these disorders. We also have programs in acute Sickle Cell crisis, as well as in Hemophilia.
Let me take a moment to speak a little more in-depth about our advanced development program, ARC1779. ARC1779 has completed Phase I trial in normal human volunteers. It has demonstrated safety and proof of mechanism. It has also completed a Phase IIa trial in TMA patients, and we are getting ready to initiate a Phase IIb trial in TMA, as well as a Phase IIa trial in carotid disease.
Moving on to our next candidate, ARC5692 is intended for the treatment of Sickle Cell Disease, associated with vaso glutes crisis, and the program is moving towards an IND in mid-2009. We are also very excited about our hemophilia program, and believe that it is an ideal application for therapeutic Aptamers. In parallel, five outlicensed Aptamers are progressing through clinical development. Two in Phase II and three in Phase I, for a variety of indications, such as cardiovascular intervention, oncology, and age-related macular degeneration. These programs should result in significant milestones over the next few years.
Next slide talks about our partnerships. Many big pharma and biotech companies such as Merck Serono, Pfizer, Takeda, Lilly to name a few, have already bought into the promise of Aptamers as the next generation of therapeutics, as demonstrated by 13 collaborations that we have formed over the past 24 months, with potential value of $1.4 billion, and short-term cash of approximately 59 million.
As important as the number and quality of the deals, is the fact that they are all in-line with our business strategy, which is to keep co-promotion, co-development, or opt-in rights where possible, and to make sure that we have not granted exclusivity in any specific therapeutic area, which might limit future deals. The deals have been made possible by our consolidated intellectual property portfolio of several hundred patents in the field of Aptamer therapeutics, which creates a very high barrier for entry. We anticipate the interest from potential collaborators to continue to increase.
If you move on to the next slide, it speaks to our strong financial history. Initially, in the early years, Archemix was funded by two venture rounds. The cash raised from partnerships over the last few years, has allowed us to continue to progress our internal pipeline of clinical candidates, while maintaining a strong balance sheet. We are excited about our merger with NitroMed, which provides funding to continue to

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Final Transcript
Nov. 18. 2008 / 5:30PM ET, NTMD — Nitromed — Archemix Merger Announcement Webcast
grow the business. We will continue to implement the balanced business strategy, to advance our internal pipeline, while continuing to do strategic deals to fund operations.
At this point, I would like to turn it back to Ken, who will introduce you to the strong leadership team, and I look forward along with Ken, to meeting many of you in the weeks and months to come, to share my continued excitement for Archemix.

Kenneth Bate - Nitromed, Inc. — CEO, President
Thank you, Errol. The success of Archemix over the past few years has been driven by a leadership team with a proven track record, in both big pharma and biotechnology, as well as previous experience in leadership positions in public companies. There is great energy, intellect, and experience among the Archemix team that Errol has assembled.
Let me conclude our formal presentation today, by saying we at NitroMed believe a merger with Archemix is attractive, because the new company will be well capitalized in these uncertain times. It is positioned with all of the key qualities needed for growth and value creation. One, a proprietary pipeline of orphan drugs. Two, a unique technology platform with a strong consolidated IP position. Three, a platform that has attracted funding from validating partnerships, and four, a sustainable long-term business model.
Before closing, I would like to acknowledge the small team of individuals at NitroMed, who have worked tirelessly throughout 2008, to execute on our strategy to transform the Company for the benefit of all shareholders. Their efforts have been extraordinary in these very trying times.
So at this time, we invite your questions.
QUESTION AND ANSWER

Operator
Ladies and gentlemen, (OPERATOR INSTRUCTIONS). Please stand by for your first question. (OPERATOR INSTRUCTIONS). Mr. Bate, you have no questions at this time.

Kenneth Bate - Nitromed, Inc. — CEO, President
Okay. Thank you, everybody. I hope that means we were clear. I think we have said throughout the talk, that we have got a lot of work to do in preparing our S-4, and so you will have the opportunity to learn a lot more about Archemix, in the weeks and months ahead, but on behalf of NitroMed and Archemix, thank you again for participating in tonight’s call, and we look forward to reporting to you in the weeks and months ahead. Until then, have a good evening. Thank you.

Operator
Thank you for participating in today’s conference. This concludes the presentation. You may now disconnect, and have a wonderful day.

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Final Transcript
Nov. 18. 2008 / 5:30PM ET, NTMD — Nitromed — Archemix Merger Announcement Webcast

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IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC
     NitroMed plans to file with the SEC a Registration Statement on Form S-4 and mail to its stockholders a Joint Proxy Statement/Prospectus in connection with the Merger and related transactions. The Joint Proxy Statement/Prospectus will contain important information about NitroMed, the Merger and related matters. NitroMed also plans to file with the SEC and mail to its stockholders a separate Proxy Statement in connection with its previously disclosed proposed sale of its BiDil and BiDil XR drug business. That Proxy Statement will contain important information about NitroMed, the proposed sale of the BiDil and BiDil XR drug business and related matters. Investors and security holders are urged to read carefully both the Joint Proxy Statement/Prospectus relating to the Merger and the Proxy Statement relating to the proposed sale of the BiDil and BiDil XR drug business when they are available.
     Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus relating to the proposed Merger (when it is available) and the Proxy Statement relating to the proposed sale of the BiDil and BiDil XR drug business (when it is available), and other documents filed with the SEC by NitroMed through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus relating to the Merger (when it is available) and the Proxy Statement relating to the proposed sale of the BiDil and BiDil XR drug business (when it is available) from NitroMed by contacting NitroMed, Inc., Attn: Secretary, 45 Hayden Avenue, Suite 3000, Lexington, MA 02421.
     NitroMed and Archemix, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the Merger Agreement; and NitroMed, and its directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the Purchase and Sale Agreement with JHP Pharmaceuticals, LLC, dated October 22, 2008, relating to the sale of the BiDil and BiDil XR drug business. Information regarding NitroMed’s directors and executive officers is contained in NitroMed’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and its proxy statement dated April 15, 2008, which are filed with the SEC. As of October 31, 2008, NitroMed’s directors and executive officers beneficially owned approximately 33%, of NitroMed’s common stock. Information regarding Archemix’s directors and officers and a more complete description of the interests

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Final Transcript
Nov. 18. 2008 / 5:30PM ET, NTMD — Nitromed — Archemix Merger Announcement Webcast
of NitroMed’s directors and officers will be available in the Joint Proxy Statement/Prospectus relating to the Merger. In addition, a more complete description of the interests of NitroMed’s directors and officers will be available in the Proxy Statement relating to the sale of the BiDil and BiDil XR drug business.
SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS
     Statements in this transcript regarding the proposed transaction between NitroMed and Archemix, including without limitation the expected timetable for completing the transaction, the anticipated post-merger ownership of the combined company, and any other statements about NitroMed’s management’s future expectations, beliefs, goals, plans or prospects constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing “believes,” “anticipates,” “plans,” “expects,” “may,” “will,” “would,” “intends,” “estimates” and similar expressions) should also be considered to be forward looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward looking statements, including: the ability of each of NitroMed and Archemix to satisfy the closing conditions and consummate the transaction, including obtaining the approval of the transaction by NitroMed’s and Archemix’s stockholders; NitroMed’s ability to complete the BiDil asset sale transaction; NitroMed’s ability to maintain and enforce patent and other intellectual property protection for BiDil pending the closing of the transaction, and also with respect to its nitric oxide enhancing technologies; and the other factors described in NitroMed’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, as filed with the SEC, and other filings that NitroMed makes with the SEC from time to time. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, NitroMed’s actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements.
     In addition, the statements in this document reflect NitroMed’s expectations and beliefs as of the date of this document. NitroMed anticipates that subsequent events and developments will cause its expectations and beliefs to change. However, while NitroMed may elect to update these forward-looking statements publicly at some point in the future, it specifically disclaim any obligation to do so, whether as a result of new information, future events or otherwise. NitroMed’s forward-looking statements do not reflect the potential impact of any future dispositions or strategic transactions it may undertake. These forward-looking statements should not be relied upon as representing NitroMed’s views as of any date after the date of this transcript.

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